Points International Reports Record Second Quarter 2018 Results

• Gross Profit up 23% to a Record $13.7 Million
• Net Income Increased 148% to $1.8 Million
• Adjusted EBITDA up 51% to $4.6 Million

TORONTO – August 8, 2018 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the second quarter ended June 30, 2018. Points adopted International Financial Reporting Standard 15 - Revenue from Contracts with Customers (IFRS 15) - effective January 1, 2018 and applied these new accounting policies retrospectively. Accordingly, 2017 comparative amounts have been restated.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete second quarter Condensed Consolidated Interim Financial Statements and Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

Second Quarter 2018 Financial Highlights

•	Total revenue increased 14% to a quarterly record $97.9 million compared to $85.8 million.
•	Gross profit[1] increased 23% to a quarterly record $13.7 million compared to $11.2 million.
•	Net income increased significantly to $1.8 million or $0.12 per share, compared to $0.7 million or $0.05 per share.
•	Adjusted EBITDA[2] increased 51% to $4.6 million compared to $3.1 million.

Recent Operational Highlights

•	Broadened its product offering under the previously announced new partnership with the Emirates Skywards program. Points launched its new Extend product, allowing Skywards members to extend the life of their miles before expiration. In addition, Points expanded the reach of its Buy product, enabling Skywards members the ability to use their miles balances plus cash to top up more seamlessly for flight awards.

•	Launched previously announced Accelerator service with LATAM Airlines.

•	Added mileage earning capabilities to the Etihad Points Travel service to compliment previously launched Travel redemption service.

•	Added Frontier Airlines to list of participating Loyalty Programs and also agreed to an enhanced marketing relationship with Groupon in order to more aggressively roll out its merchant funded earn initiative.

•	The Board of Directors approved the renewal of Points’ Normal Course Issuer Bid and Automatic Share Purchase Plan (ASPP) for the period of August 14, 2018 to August 13, 2019.

_________________________

1Gross profit is defined as total revenues less the direct cost of revenues. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
2Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange and share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Management Commentary

“Momentum in our business remains strong and has led to another quarterly record for both revenue and gross profit, while generating strong year-over-year growth in adjusted EBITDA,” said Rob MacLean, CEO of Points International. “These results were primarily driven by robust growth in our core Loyalty Currency Retailing (LCR) segment, which continues to benefit from the investments we’ve made in both our platform operations as well as advanced data analytics and automated marketing. We are seeing the benefits of these investments for both new and existing partners.

“During the second quarter, we fully integrated and launched several new partnerships and services that we announced earlier in the year, including the LATAM Accelerator offering and a new LCR partnership with the Emirates Skywards program. In addition, we added Singapore Airlines and Air Europa to our expanding list of loyalty programs that leverage our Points Travel service. We also added a first-of-its-kind partnership with Marathon Gas in the Platform Partners segment. We are very pleased with these results as we continue to execute on our growth strategy through the integration of new partnerships, while expanding initiatives with existing partners.

“Given our business momentum and strong performance in the first half of the year, we remain confident in our 2018 outlook for gross profit, and have improved the mid-point of our adjusted EBITDA target by narrowing our guidance range. We expect the ramp of our new partnerships, continued strong performance in LCR, and new business opportunities in Platform Partners and Points Travel to lead us to a record year of gross profit and adjusted EBITDA.”

Second Quarter 2018 Financial Results

Total revenue in the second quarter of 2018 increased 14% to $97.9 million compared to $85.8 million in the year-ago quarter. Principal revenue increased 11% to $91.4 million, and other partner revenue increased 77% to $6.5 million.

Gross profit in the second quarter increased 23% to a record $13.7 million compared to $11.2 million in the year-ago quarter. The increase was primarily driven by organic growth from existing partners and the impact of new partner launches over the last year.

Total adjusted operating expenses3 in the second quarter of 2018 were $9.2 million compared to $8.1 million in the year-ago quarter.

Net income increased significantly to $1.8 million or $0.12 per share, compared to $0.7 million or $0.05 per share in the year-ago quarter.

Adjusted EBITDA in the second quarter increased 51% to $4.6 million compared to $3.1 million in the year-ago quarter. This was primarily driven by the aforementioned increase in gross profit and strong operating leverage. As a percentage of gross profit, adjusted EBITDA improved significantly to 33.9% compared to 27.7% from the prior year, reflecting improved operating leverage.

At June 30, 2018, total funds available, comprised of cash and cash equivalents together with restricted cash and funds receivable from payment processors, was $78.6 million compared to $79.2 million at December 31, 2018. The Company remains debt free.

During the second quarter, Points repurchased for cancellation approximately 285,000 shares of common stock at an average price of $15.28 per share through its Automatic Share Purchase Plan in conjunction with its Normal Course Issuer Bid (NCIB). As of June 30, 2018, the Company has fully completed its NCIB with total repurchases of approximately 743,000 shares at an average cost of $12.29 per share.

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3Adjusted operating expenses consist of employment expenses excluding share- based compensation, marketing and communications, technology services and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

Improved 2018 Outlook

Points continues to expect gross profit to increase between 10% and 20% compared to 2017. However, the Company now expects adjusted EBITDA to increase between 30% and 40% (previously 20% to 40%) compared to $13.2 million in 2017.

Update to Segmented Disclosure

Points has added additional transparency to its business segment performance disclosure. Contribution by segment will now be provided as the key performance measure in the financial statements. Contribution is defined as gross profit for the relevant operating segment less direct adjusted operating expenses4. This addition was made as the Corporation determined that contribution is the most appropriate measure when assessing each segment’s operating performance and more accurately reflects the value of shared resources in driving the Company’s performance. Adjusted EBITDA by segment continues to be disclosed in the Company’s Management Discussion & Analysis.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its second quarter 2018 results, followed by a question-and-answer session.

Date: Wednesday, August 8, 2018
Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)
Toll-free dial-in number: 1-877-407-0784
International dial-in number: 1-201-689-8560
Conference ID: 13681645

Please call the conference telephone number 5-10 minutes prior to the start time, and an operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios at 1-949-574-3860.
A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through August 22, 2018.

Toll-free replay number: 1-844-512-2921
International replay number: 1-412-317-6671
Replay ID: 13681645

Points Announces Renewal of Automatic Share Purchase Plan

Points also announced today that the Toronto Stock Exchange (“TSX”) has accepted its notice of intention to make a normal course issuer bid to repurchase up to 710,893 of its common shares (the “Repurchase”), representing approximately 5% of its 14,217,860 common shares issued and outstanding as of July 31, 2018. Points has entered into an automatic share purchase plan with a broker in order to facilitate the Repurchase. The primary purpose of the Repurchase is purchases for cancellation. Under the automatic share purchase plan, Points’ broker may repurchase shares at times when Points would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time-to-time at the broker’s discretion based upon parameters prescribed by the parties’ written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market (“NASDAQ”) or other alternative trading systems in the United States and Canada.

All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States and Repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other alternative trading systems in the United States and Canada, or by such other means as may be permitted by the TSX, NASDAQ and applicable law. As a result of certain rules and policies of the TSX, subject to certain permitted exceptions, the maximum number of shares which can be repurchased per day on the TSX is 1,245 based on 25% of the average daily trading volume on the TSX for the prior six months (being 4,981 shares per day). Subject to regulatory requirements, the actual number of common shares purchased and the timing of such purchases, if any, will be determined by Points’ broker having regard to future price movements and other factors, including the parameters prescribed by the parties’ written agreement.

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4 Direct adjusted operating expenses is a non-GAAP measure and is defined as expenses which are directly attributable to each operating segment.

The Repurchase will commence on August 14, 2018 and will terminate on August 13, 2019. Under its previous normal course issuer bid, Points purchased the maximum amount of 743,468 common shares with a weighted average price of Cdn $15.61 per share through the facilities of the TSX, NASDAQ and other alternative trading systems in the United States and Canada. Points’ previous normal course issuer bid commenced on August 14, 2017 and will terminate on August 13, 2018.

About Points International Ltd.
Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, including the expected launch of announced products and partner relationships, potential for growth in revenue and gross margin, and our guidance for 2018 with respect to gross profit and adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company’s underlying performance. These measures are reviewed regularly by management and the corporation's Board of Directors in assessing the Company’s performance and in making decisions about ongoing operations. We believe that these measures are also used by investors as an indicator of the Company’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Investor Relations Contact

Sean Mansouri or Cody Slach
Liolios Group, Inc.
949-574-3860
PCOM@liolios.com

Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit Information

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2018	June 30, 2017[5]

Total Revenue	$97,859	$82,166
Direct cost of principal revenue	84,158	74,646
Gross Profit	$13,701	$11,161
Gross Margin	14%	13%

Contribution6 by Line of Business

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2018	June 30, 2017
Loyalty Currency Retailing
Revenue	95,506	83,735
Gross profit	11,508	19,222
Direct adjusted operating expenses	3,366	2,703
Contribution	8,142	6,519

Platform Partners
Revenue	1,906	1,852
Gross profit	1,770	1,730
Direct adjusted operating expenses	982	1,093
Contribution	788	637

Point Travel
Revenue	447	220
Gross profit	423	209
Direct adjusted operating expenses	1,389	991
Contribution	(966)	(782)

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5 Results as at March 31, 2017 have been restated under IFRS 15

6 Contribution is a non-GAAP financial measure and is defined as Gross Profit for the relevant operating segment less direct adjusted operating expenses.

Reconciliation of Net Income to Adjusted EBITDA

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2018	June 30, 2017

Net Income	$1,812	$732
Share-based compensation	1,168	1,063
Income tax expense	684	395
Depreciation and Amortization	900	998
Foreign exchange loss (gain)	85	(102)
Adjusted EBITDA	$4,649	$3,086

Reconciliation of Total Expenses to Adjusted Operating Expenses

Expressed in thousands of United States dollars

	For the three months ended

	June 30, 2018	June 30, 2017

Total Expenses	$95,490	$84,750
Subtract (add):
Direct cost of revenue	84,158	74,646
Depreciation and amortization	900	998
Foreign exchange loss (gain)	85	(1026)
Stock-based compensation	1,168	1,063
Adjusted Operating Expenses	$9,179	$8,145

Points International Ltd.
Consolidated Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at	June 30,	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$70,517	$63,514
Restricted cash	500	500
Funds receivable from payment processors	7,588	15,229
Accounts receivable	5,379	7,741
Prepaid expenses and other assets	1,923	2,420
Total current assets	$85,907	$89,404

Non-current assets
Property and equipment	2,398	2,128
Intangible assets	14,490	15,265
Goodwill	7,130	7,130
Deferred tax assets	3,211	2,557
Other assets	2,627	2,661
Total non-current assets	$29,856	$29,741
Total assets	$115,763	$119,145

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,266	$7,998
Income taxes payable	988	695
Payable to loyalty program partners	68,189	65,567
Current portion of other liabilities	1,444	1,400
Total current liabilities	$77,887	$75,660

Non-current liabilities
Other liabilities	446	538
Total non-current liabilities	$446	$538

Total liabilities	$78,333	$76,198

SHAREHOLDERS’ EQUITY
Share capital	54,090	56,394
Contributed surplus	4,152	10,647
Accumulated other comprehensive income (loss)	(414)	374
Accumulated deficit	(20,398)	(24,468)
Total shareholders’ equity	$37,430	$42,947
Total liabilities and shareholders’ equity	$115,763	$119,145

Points International Ltd.
Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months			For the six months
	ended			ended
	June 30,	June 30,		June 30,	June 30,
	2018	2017		2018	2017
		(restated –			(restated –
		Note 3	(a))		Note 3	(a))

REVENUE
Principal	$91,398	$82,166		$174,705	$161,959
Other partner revenue	6,461	3,641		12,264	6,963
Total Revenue	$97,859	$85,807		$186,969	$168,922

EXPENSES
Direct cost of principal revenue	84,158	74,646		159,752	146,702
Employment costs	7,050	6,190		13,764	12,071
Marketing and communications	385	478		788	1,003
Technology services	552	469		1,047	901
Depreciation and amortization	900	998		1,766	1,988
Foreign exchange (gain) loss	85	(102)		(73)	(108)
Operating expenses	2,360	2,071		4,513	4,082
Total Expenses	$95,490	$84,750		$181,557	$166,639

Finance income	127	70		204	87

INCOME BEFORE INCOME TAXES	$2,496	$1,127		$5,616	$2,370

Income tax expense	684	395		1,546	786
NET INCOME	$1,812	$732		$4,070	$1,584

OTHER COMPREHENSIVE (LOSS) INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivative designated as cash flow hedges	(320)	378		(750)	528
Income tax effect	85	(101)		198	(141)

Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	(150)	130		(321)	60
Income tax effect	40	(34)		85	(16)

Other comprehensive (loss) income for the period, net of income tax	$(345)	$373		$(788)	$431

TOTAL COMPREHENSIVE INCOME	$(1,467)	$1,105		$(3,282)	$2,015

EARNINGS PER SHARE
Basic earnings per share	$0.12	$0.05		$0.28	$0.11
Diluted earnings per share	$0.12	$0.05		$0.28	$0.11

Points International Ltd.
Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars except number of shares				Accumulated
(Unaudited)				other
				comprehensive	Accumulated	Total shareholders’
	Share Capital		Contributed Surplus	income (loss)	deficit	equity
	Number of	Amount
	Shares

Balance at December 31, 2017	14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net Income	-	-	-	-	4,070	4,070
Other comprehensive income	-	-	-	(788)	-	(788)
Total comprehensive income	-	-	-	(788)	4,070	3,282
Effect of share option compensation plan	-	-	36	-	-	36
Effect of RSU compensation plan	-	-	2,107	-	-	2,107
Share issuances – options exercised	74,966	1,041	(690)	-	-	351
Share issuances – RSUs	-	1,244	(1,244)	-	-	-
Share capital held in trust	-	(2,956)	(2,536	-	-	(5,492)
Shares repurchased	(418,556)	(1,633)	(4,168)	-	-	(5,801)
Balance at June 30, 2018	14,217,860	$54,090	$4,152	$(414)	$(20,398)	$37,430

Balance at December 31, 2016	14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net loss	-	-	-	-	1,584	1,584
Other comprehensive income	-	-	-	431	-	431
Total comprehensive loss	-	-	-	431	1,584	2,015
Effect of share option compensation plan	-	-	144	-	-	144
Effect of RSU compensation plan	-	-	1,592	-	-	1,592
Share issuances – RSUs	-	234	(234	-	-	-
Shares capital held in trust	-	(196)	-	-	-	(196)
Shares repurchased	(9,300)	(36)	(34)	-	-	(70)
Balance at June 30, 2018	14,869,374	$58,586	$10,310	$(69)	$(26,996)	$41,831

Points International Ltd.
Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

	For the three months		For the six months
	ended		ended

	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Cash flows from operating activities
Net income for the period	$1,812	$732	$4,070	$1,584
Adjustments for:
Depreciation of property and equipment	247	211	468	411
Amortization of intangible assets	653	787	1,298	1,577
Unrealized foreign exchange loss (gain)	(851)	540	(431)	709
Equity-settled share-based payment transactions	1,168	1,063	2,143	1,736
Deferred income tax recovery	(177)	(234)	(371)	(398)
Unrealized net (gain) loss on derivative contracts designated as cash flow hedges	(470)	508	(1,071)	588
Changes in non-cash balances related to operations	3,852	(4,127)	12,669	(9,783)
Net cash provided by (used in) operating activities	$6,234	$(520)	$18,775	$(3,576)

Cash flows from investing activities
Acquisition of property and equipment	(424)	(455)	(738)	(758)
Additions to intangible assets	(226)	(411)	(523)	(671)
Net cash used in investing activities	$(650)	$(866)	$(1,261)	$(1,429)

Cash flows from financing activities
Proceeds from exercise of share options	351	-	351	-
Shares repurchased	(4,357)	-	(5,801)	(70)
Purchase of share capital held in trust	(2,688)	(196)	(5,492)	(196)
Net cash used in financing activities	$(6,694)	$(196)	$(10,942)	$(266)

Effect of exchange rate fluctuations on cash held	851	(540)	431	(709)

Net increase (decrease) in cash and cash equivalents	$(259)	$(2,122)	$7,003	$(5,980)
Cash and cash equivalents at beginning of the period	$(70,776)	$(42,634)	$63,514	$(46,492)
Cash and cash equivalents at end of the period	$(70,517)	$(40,512)	)$ 70,517	$(40,512)

Interest Received	$(86)	$(25)	$(146)	$(48)
Taxes Received	$(110)	$(114)	$(110)	$(114)
Taxes Paid	$(554)	$(732)	$(1,681)	$(2,505)

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.